KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

January 21, 2016

Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:	Corsair Opportunity Fund (the "Fund");
Post-Effective Amendment to Registration Statement on Form N-2;
File Numbers: 333-197119; 811-22978

Dear Ms. Hamilton:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on January 6, 2015 in connection with a Sarbanes-Oxley review.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the corresponding Fund document.

Form N-CSR

1.	We note that one of the exhibits filed with the N-CSR contained a reference to “Hatteras.” Please correct this reference.

The Fund’s administrator will ensure that this incorrect reference is corrected in future filings.

2.	We note that the Statement of Assets and Liabilities does not contain information for each Class. Please include information for each class, or if only one class has shares that have been issued, please note this in Footnote 1 (“Organization”) to the Notes to Financial Statements.

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www.kramerlevin.com

Securities and Exchange Commission
January 21, 2016

In future reports, the Fund will provide information in the Statement of Assets and Liabilities for both classes.

3.	Please indicate if the Receivables Due from the Adviser is the “net” Receivable Due from the Adviser. Please also indicate how often receivables from the Adviser are settled.

We confirm that the Receivables Due from the Adviser are “net” totals.  Each month in arrears, the Adviser will pay any outstanding material net amount due to the Fund, or conversely, the Fund will pay the Adviser any material net amount due to the Adviser.

4.	Please disclose the class ownership of underlying funds in both the Form N-CSR as well as the Form N-Q.

We confirm that the Fund will disclose the class ownership of underlying funds in future Form N-CSR and Form N-Q filings.

5.	In the Financial Highlights, please disclose the market value per share at the end of each quarter.

The NAV shown in the Financial Highlights is the “market” value per share, as there is no market for shares and none is expected. (Shares of the Fund are not traded on an exchange.)

6.	In the Notes to the Financials, please discuss the factors taken into account when matrix pricing is used.

We note the comment, but since the Fund does not currently hold any debt securities, matrix pricing has not been implemented.

7.	In the Notes to Financial Statements, please disclose the charges/fees for each class; the allocation of expenses per share; the capital share transactions per share; and total sales charges paid to any affiliate for each class.

In future reports, the Fund will include these disclosures in the Footnotes to Financial Statements in its Form N-CSR, as applicable.

POS8C

Securities and Exchange Commission
January 21, 2016

8.	Please confirm that, consistent with Item 18 on Form N-2, the required information regarding both directors and officers is provided in the Management of the Fund section.

Confirmed.

Form N-Q

9.	Please confirm that the information contained in the Fair Value Measurements and Disclosure table are provided on a net basis. Please also provide this information for each class of assets and liabilities.

We confirm that the information contained in the Fair Value Measurements and Disclosure table are provided on a net basis.  We also confirm that the Fund will provide this information for each class of assets and liabilities on the Form N-Q going forward, as applicable.

Form 40-17G

10.	Please confirm that the Form 40-17G has been filed and that the Fund is covered by a fidelity bond for the period beginning November 10, 2015.

We confirm that the Form 40-17G was filed on December 23, 2015, and that the Fund is covered by a fidelity bond for the period beginning November 10, 2015.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Securities and Exchange Commission
January 21, 2016

Very truly yours,

/s/ George Silfen

George Silfen